Exhibit 99.9

THIS FIFTH SUPPLEMENTAL INDENTURE made as of the 1st day of October, 2018.

AMONG:

BELL MTS INC., a body corporate existing under the laws of the Province of Manitoba and having its registered office in the City of Winnipeg, in the Province of Manitoba

(hereinafter called “Bell-MTS”)

and

BELL CANADA, a corporation incorporated under the laws of Canada having its registered office in the City of Verdun, in the Province of Québec

(both prior to and following the Amalgamation (as defined below), hereinafter called Bell Canada)

and

BCE INC., a corporation incorporated under the laws of Canada having its registered office in the City of Verdun, in the Province of Québec

(hereinafter called the “Guarantor”)

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a company incorporated and existing under the laws of Canada duly authorized to carry on the business of a trust company

(hereinafter called the “Trustee”)

RECITALS:

WHEREAS Bell-MTS, Bell Canada, the Guarantor and the Trustee are party to a trust indenture dated as of August 10, 2011 (the “Initial Indenture”), which provides for the issuance of one or more series of Notes;

AND WHEREAS a first supplemental indenture dated March 27, 2017 was entered into between Bell-MTS and the Trustee for the purpose of confirming certain obligations of Bell-MTS following the amalgamation of its predecessor entities, namely Manitoba Telecom Services Inc. (which was a party to the original Indenture) and 7515660 Manitoba Inc. (the First Supplemental Indenture);

AND WHEREAS a second supplemental indenture dated March 27, 2017 was entered into between Bell-MTS, Bell Canada, the Guarantor and the Trustee following the transfer by Bell-

MTS of substantially all of its assets to Bell Canada to, amongst other things, (i) have Bell Canada covenant to observe and perform the obligations of Bell-MTS under the Indenture, (ii) confirm that Bell-MTS was not released from its obligations under the Indenture and that it remained a co-obligor on a joint and several basis with Bell Canada under the Indenture; and (iii) to provide for a guarantee by the Guarantor under the Indenture (the “Second Supplemental Indenture”);

AND WHEREAS a third supplemental indenture dated April 1, 2017 was entered into between Bell-MTS, Bell Canada, the Guarantor and the Trustee for the purpose of confirming certain obligations of Bell Canada following the amalgamation of Bell Canada with MTS Inc. (the “Third Supplemental Indenture”);

AND WHEREAS a fourth supplemental indenture dated April 1, 2017 was entered into between Bell-MTS, Bell Canada, the Guarantor and the Trustee for the purpose of confirming certain obligations of Bell Canada following the amalgamation of Bell Canada with 9331956 Canada Inc., 10085324 Canada Inc. and 10085332 Canada Inc. (together with the Initial Indenture, the First Supplemental Indenture, the Second Supplemental Indenture and the Third Supplemental Indenture, the “Indenture”);

AND WHEREAS pursuant to the Indenture, $200,000,000 principal amount of 4.59% Notes (Series 9) due October 1, 2018 were issued by Bell-MTS on September 30, 2011 and $225,000,000 principal amount of 4.00% Notes (Series 10) due May 27, 2024 were issued by Bell-MTS on May 26, 2014;

AND WHEREAS the $200,000,000 principal amount of 4.59% Notes (Series 9) due October 1, 2018 were redeemed, prior to maturity, on April 16, 2018;

AND WHEREAS concurrently with the entering into of this Supplemental Indenture, in accordance with an internal corporate restructuring, Bell Canada amalgamated with BCE Elix Inc. (the “Amalgamation”);

AND WHEREAS Section 10.1(b) of the Indenture provides that, as a part of any amalgamation, every resulting successor of Bell Canada shall execute an indenture or indentures supplemental to the Indenture in favour of the Trustee whereby such successor covenants (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes; (ii) to perform and observe punctually all the obligations of Bell Canada under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Indenture as fully and completely as if it had itself executed the Indenture as Bell Canada and had expressly agreed in the Indenture to observe and perform the same;

AND WHEREAS Bell Canada has determined that no condition or event exists as to Bell Canada either at the time of or immediately after the Amalgamation and after giving effect thereto or immediately after Bell Canada shall become liable to pay the principal of, and interest, if any, on and all other amounts owing under all of the Notes and to perform every covenant under the Indenture on the part of Bell Canada to be performed or observed, that constitutes or would constitute a default or Event of Default under the Indenture;

AND WHEREAS Bell Canada has approved the terms and timing and manner of the Amalgamation as not being prejudicial to the interests of the Noteholders;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by Bell Canada and not the Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Supplemental Indenture

This Supplemental Indenture is a “supplemental indenture” within the meaning of the Indenture. The Indenture and this Supplemental Indenture will be read together and have effect so far as practicable as though all of the provisions of the Indenture and Supplemental Indenture were contained in one instrument. If any provisions of the Indenture are inconsistent with the express provisions hereof, the provisions of the Indenture will be amended, varied, supplemented, modified, restated or replaced so as to be consistent with this Supplemental Indenture.

1.2	Definitions

All terms used but not defined in this Supplemental Indenture have the meanings ascribed to them in the Indenture as such meanings may be amended by this Supplemental Indenture. In the event of any inconsistency between the terms in the Indenture and this Supplemental Indenture, the terms in this Supplemental Indenture prevail.

1.3	References to Sections, Articles and Schedules

Unless otherwise provided, all references herein to Sections, Articles or Schedules are references to Sections, Articles and Schedules of or to this Supplemental Indenture.

ARTICLE 2
COVENANTS OF THE COMPANY

2.1	Covenants of Bell Canada

By its execution of this Supplemental Indenture, Bell Canada hereby acknowledges that, by operation of law, it is a party to the Indenture and, as such, confirms that it covenants in favour of the Trustee (i) to pay punctually when due the principal of, interest, if any, on and all other amounts owing under all the Notes, (ii) to perform and observe punctually all the obligations of Bell Canada under the Indenture and under and in respect of all Outstanding Notes; and (iii) to observe and perform each and every covenant, stipulation, promise, undertaking, condition and agreement of Bell Canada contained in the Indenture as fully and completely as if it had itself executed the Indenture as Bell Canada (prior to the Amalgamation) and had expressly agreed in the Indenture to observe and perform the same.

ARTICLE 3
MISCELLANEOUS

3.1	Confirmation of Indenture

The Indenture, as changed, altered, amended, modified or supplemented by this Supplemental Indenture, shall continue in full force and effect and is hereby confirmed.

3.2	Counterparts

This Supplemental Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

3.3	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Supplemental Indenture and all documents relating hereto be drawn up in the English language only. Chacune des parties aux présentes reconnaît par les présentes qu’elle a demandé et consent à ce que le présent amendement et tous les documents s’y rattachant, ne soient rédigés qu’en anglais.

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IN WITNESS whereof the parties hereto have duly executed this Supplemental Indenture as of the date first set out above.

BELL MTS INC.
Per:	(Signed) Curtis Millen
Name: Curtis Millen Title: Treasurer

BELL CANADA
Per:	(Signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BCE INC.
Per:	(Signed) Curtis Millen
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

COMPUTERSHARE TRUST COMPANY OF CANADA
Per:	(Signed) Nathalie Gagnon
Name: Nathalie Gagnon Title: Corporate Trust Officer
(Signed) Ana Kamami
Name: Ana Kamami Title: Associate Trust Officer